Exhibit 99.1


                              FOR IMMEDIATE RELEASE



Investors:                                                Media:
Emer Reynolds                                             Anita Kawatra
Ph:  353-1-709-4000                                       Ph:  212-407-5740
     800-252-3526                                              800-252-3526



          ELAN TO PRESENT AT SG COWEN 25TH ANNUAL HEALTHCARE CONFERENCE



DUBLIN, IRELAND, MARCH 11, 2005--Elan Corporation, plc announces that it will present at the SG Cowen Annual Healthcare Conference in Boston, MA on Wednesday, March 16, at 10:30 a.m. Eastern Standard Time, 3:30 p.m. Greenwich Mean Time. Interested parties may access a live audio webcast of the presentation by visiting Elan's website at www.elan.com and clicking on the Investor Relations section, then on the event icon. An archived version of the webcast will be available at the same url following the presentation.

About Elan

Elan is a neuroscience-based biotechnology company that is focused on discovering, developing, manufacturing, selling and marketing advanced therapies in neurodegenerative diseases, autoimmune diseases, and severe pain. Elan's (NYSE:ELN) shares trade on the New York, London and Dublin Stock Exchanges.